Exhibit 12.1

NCR Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	(in millions)
	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008
Earnings
Income before income taxes, non-controlling interest, discontinued operations	$182	$196	$136	$93	$322
Fixed charges	76	46	31	38	50
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(2)	—	(3)	(4)	1

Earnings	$256	$242	$164	$127	$373

Fixed Charges
Interest expense	$42	$13	$2	$10	$22
Portion of rental expense representative of the interest factor (1)	34	33	29	28	28

Fixed charges	$76	$46	$31	$38	$50

Ratio of earnings to fixed charges	3.37	5.23	5.29	3.36	7.42

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.